October 15, 2024

Eric Nyman
Chief Executive Officer
Revelyst, Inc.
P.O. Box 1411
Providence, RI 02901

       Re: Revelyst, Inc.
           Post-Effective Amendment No. 1 to Registration Statement on Form S-4 Filed October 8, 2024
           File No. 333-276525
Dear Eric Nyman:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-4
Cover Page

1.     Where you indicate that Revelyst will be publicly listed on the New York
Stock
       Exchange, please also state that such listing will only be active until the completion of the sale to SVP.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 October 15, 2024
Page 2

       Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Craig F. Arcella